

October 28, 2010

Mr. B. Francis Saul II
Chief Executive Officer
Saul Centers, Inc.
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814-6522

      RE: **Saul Centers, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2009
                 Filed March 16, 2010
                 Schedule 14A filed April 6, 2010
                 File No. 1-12254

Dear Mr. Saul:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Daniel L. Gordon
                             Branch Chief